UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Anterix Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03676C100

(CUSIP Number)

February 21, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03676C100		13G	Page 2 of 11
1	NAME OF REPORTING PERSON TSSP Sub-Fund HoldCo, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 847,187 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 847,187 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,187 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% (2)
12	TYPE OF REPORTING PERSON* CO

(1) As of March 10, 2020.

(2) The calculation is based on a total of 17,166,282 shares of Common Stock (as defined below) outstanding as of January 31, 2020, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2020.

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CUSIP No. 03676C100		13G	Page 3 of 11
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 847,187 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 847,187 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,187 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% (4)
12	TYPE OF REPORTING PERSON* IN

(3) As of March 10, 2020.

(4) The calculation is based on a total of 17,166,282 shares of Common Stock outstanding as of January 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on February 4, 2020.

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CUSIP No. 03676C100		13G	Page 4 of 11
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 847,187 (5)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 847,187 (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,187 (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% (6)
12	TYPE OF REPORTING PERSON* IN

(5) As of March 10, 2020.

(6) The calculation is based on a total of 17,166,282 shares of Common Stock outstanding as of January 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on February 4, 2020.

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CUSIP No. 03676C100		13G	Page 5 of 11
1	NAME OF REPORTING PERSON Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 847,187 (7)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 847,187 (7)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,187 (7)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% (8)
12	TYPE OF REPORTING PERSON* IN

(7) As of March 10, 2020.

(8) The calculation is based on a total of 17,166,282 shares of Common Stock outstanding as of January 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on February 4, 2020.

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Item 1(a).	Name of Issuer:

Anterix Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Garret Mountain Plaza, Suite 401

Woodland Park, New Jersey 07424

Item 2(a).	Name of Person Filing:

This Amendment No. 3 to Schedule 13G is being filed jointly by TSSP Sub-Fund HoldCo, LLC, a Delaware limited liability company (“Sub-Fund HoldCo”), David Bonderman, James G. Coulter and Alan Waxman (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Sub-Fund HoldCo, is the sole member of TAO SPV GP, LLC, a Delaware limited liability company, which is the manager of PBB Investments I, LLC, a Delaware limited liability company (the “Fund”), which directly holds 847,187 shares of Common Stock of the Issuer (the “Shares”). Because of Sub-Fund HoldCo’s relationship to the Fund, Sub-Fund HoldCo may be deemed to beneficially own the Shares.

Sub-Fund HoldCo is managed by its board of directors, whose members are David Bonderman, James G. Coulter and Alan Waxman. Messrs. Bonderman, Coulter and Waxman disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of Sub-Fund HoldCo LLC is as follows:

c/o Sixth Street Partners

2100 McKinney Avenue

Suite 1500

Dallas, TX 75201

The principal business address of Mr. Waxman is as follows:

c/o Sixth Street Partners

Suite 3300

345 California Street

San Francisco, CA 94104

The principal business address of each of Messrs. Bonderman and Coulter is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

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Item 2(c).	Citizenship:

See responses to Item 4 of each of the cover pages.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

03676C100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

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Item 4.	Ownership

(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
(b)	Percent of Class:
See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2020

TSSP Sub-Fund HoldCo, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

David Bonderman

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of David Bonderman (9)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of James G. Coulter (10)

Alan Waxman

By:	/s/ Joshua Peck
Name: Joshua Peck, on behalf of Alan Waxman (11)

_______________

(9) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(10) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(11) Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated February 14, 2020, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Waxman on February 14, 2020 (SEC File No. 005-90172).

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Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

_______________

 * Incorporated herein by reference to the Agreement of Joint Filing by TSSP Sub-Fund HoldCo LLC, David Bonderman, James G. Coulter and Alan Waxman, dated as of June 20, 2016, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TSSP Sub-Fund HoldCo LLC, David Bonderman, James G. Coulter and Alan Waxman on June 20, 2016.

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